October 16, 2008


Mail Stop 4561

Mr. John W. Martin
Secretary
American Mold Guard, Inc.
30270 Rancho Viejo Road, Suite E
San Juan Capistrano, CA 92675

> **Re:    American Mold Guard, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 15, 2008**
> **File No. 1-32862**

Dear Mr. Martin:

    We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.


                          Sincerely,


                          William H. Demarest IV
                          Staff Accountant